July 19, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claire Erlanger / Effie Simpson

Re:	China Southern Airlines Company Limited (the “Company”)
Form 20-F for the Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-14660

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”) dated June 28, 2017, from the staff of the Securities and Exchange Commission (the “Staff”, and the “Commission”, as applicable) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report” or “Form 20-F”).

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment. All references to page numbers in this letter are to the page numbers in the Annual Report.

Management’s Annual Report on Internal Controls Over Financial Reporting, page 103

1.	We note that in your management’s report on internal control over financial reporting, you disclose that you assessed the effectiveness of ICFR based on Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise to disclose the specific COSO framework in your assessment (i.e. 2013 COSO framework).

Response: The Company notes the Staff’s comment and respectfully submits that our management has assessed the effectiveness of internal control over financial reporting based on the 2013 version of the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) and concluded that our internal control over financial reporting was effective as of December 31, 2016.

Please be advised that the Company understands its obligations to ensure the accuracy and adequacy of the disclosure in its filings with the Commission, and acknowledges that it will disclose the specific framework for internal control over financial reporting in its future relevant filings.

We hope that the above information adequately addresses the comment raised in the Comment Letter. Please contact our counsel, Melody He-Chen, at email address: Melody.HeChen@dlapiper.com or by phone at +852 2103 0602 if you have questions regarding the information provided in this letter.

For and on behalf of

China Southern Airlines Company Limited

/s/ Xie Bing

Xie Bing

Company Secretary

CC:	Melody HeChen, DLA Piper Hong Kong